GENELUX CORPORATION

2625 Townsgate Road, Suite 230

Westlake Village, California 91361

January 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Conlon Danberg

Laura Crotty

Re:	Genelux Corporation

Registration Statement on Form S-1, as amended (File No. 333-265828)

Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genelux Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 PM Eastern time, on January 25, 2023, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Jason Kent and Terren O’Connor of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP at (212) 479-6044 or, in his absence, Terren O’Connor of Cooley LLP at (858) 550-6100.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Genelux Corporation

/s/ Thomas Zindrick
By:	Thomas Zindrick, J.D.
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]